CERTIFICATE OF VICE PRESIDENT
T. ROWE PRICE SHORT-TERM BOND FUND, INC.
Pursuant to Rule 306 of Regulation S-T

I, the undersigned, Henry H. Hopkins, Vice President of T. Rowe Price Short-Term Bond Fund, Inc. (the "Fund"), do hereby certify that the prospectus for the Fund has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement. A copy of the Spanish version will be available for inspection upon request.

WITNESS my hand and the seal of the Fund this September 28, 2006.

T. Rowe Price Short-Term Bond Fund, Inc.

/s/Henry H. Hopkins

(Seal) ________________________________
Henry H. Hopkins, Vice President